FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 May 2009

HSBC HOLDINGS PLC - INTERIM MANAGEMENT STATEMENT

HSBC Holdings plc (HSBC) will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement and the first quarter results of its principal operations in the United States (US), HSBC Finance Corporation and HSBC Bank USA Inc., whose formal SEC 10-Qs will be available at Investor Relations on www.hsbc.com shortly after 09.30 BST (in London). The trading update call will take place at 11.00 BST (in London), and details for participating in the call and live audio webcast can be also found at Investor Relations on www.hsbc.com and at the end of this statement.

HSBC's Capital and Risk Management Pillar 3 Disclosures as at 31 December 2008 are also released today and are available at Investor Relations on www.hsbc.com

The information that will be covered during the call relating to HSBC's operating performance is discussed below. Where reference is made to 'underlying basis', comparative information has been expressed at constant currency and adjusted for the effects of acquisitions and disposals. The only material change to the composition of the Group was the sale of the French regional banks in the second half of 2008. Unless otherwise stated, all comparatives are with the first quarter of 2008 ('Q1 2008').

The Interim Management Statement also excludes from the discussion of operating performance the effect of the accounting treatment required by IFRSs under which the offer of rights to shareholders is recognised as a derivative during the offer period. This accounting treatment has no overall effect on shareholders' equity or on regulatory capital, but it does affect statutory reported pre-tax profit. Full details are set out in the Note at the end of the Interim Management Statement.

HSBC INTERIM MANAGEMENT STATEMENT

HSBC has made a resilient start to 2009. Revenue recovered strongly from Q4 2008, with record results in Global Banking and Markets which benefited from improved market share and margins in a number of key areas. The Group's costs were held flat overall. Operating trends were in line with our expectations.

During the quarter, HSBC generated capital which was ahead of the run rate achieved in the second half of 2008 and more than covered the first interim dividend of US$0.08 per ordinary share. HSBC's financial position was further boosted through the successful completion of the Rights Issue in early April, which raised US$17.8 billion net of expenses and was strongly supported by shareholders, with a 97 per cent take up overall and 98 per cent in Hong Kong. On a pro forma basis at 31 March 2009, including the proceeds of the Rights Issue, HSBC's tier 1 and core equity tier 1 capital ratios were 9.9 per cent and 8.6 per cent, respectively.

Underlying pre-tax profit was well ahead of Q1 2008, assisted by substantial fair value gains on our own debt. Excluding these gains, pre-tax profits were lower, but significantly higher than in Q4 2008.

Loan impairment charges and other credit risk provisions were higher than in Q1 2008, but lower than in Q4 2008 on both an underlying and a reported basis, and in the US were also slightly lower than expected.

Progress was made in reducing both the HSBC Finance exit portfolios and the available-for-sale asset-backed securities portfolio, where the deficit on the reserve reduced modestly.

Commenting on the Group's business performance, Group Chief Executive Officer, Michael Geoghegan said:

"Our operating performance in the first quarter was encouraging, boosted by record results from our Global Banking and Markets business.

"In Commercial Banking, where we are the leading global player, we remained strongly profitable in all regions. In aggregate, our Personal Financial Services business was also profitable excluding North America, where we continue to make progress in running off the legacy consumer finance portfolio.

"Notwithstanding the resulting pressure put on our margins, we continued to maintain a deposit-rich balance sheet which contributed to our conservative advances to deposits ratio of 82 per cent and provided a commercial surplus from which, among other things, Balance Sheet Management generated strong treasury revenue.

"As a leading global deposit-taker, we are very much open for business, particularly for our core customer relationships, but demand for credit is subdued.

"The Rights Issue enhanced HSBC's signature financial strength and this, together with the start made to 2009, means we are well-positioned to ride out the economic uncertainty ahead, and to take advantage of opportunities to grow."

Key highlights for the first quarter included:

  Q1 2009 pre-tax profit was ahead of Q1 2008 on both a reported and an underlying basis.

  Asia remained our strongest region and at the heart of our operating profitability.

  Record pre-tax profit achieved in Global Banking and Markets.

  Commercial Banking benefited in all regions from asset re-pricing and deposit growth, largely off-setting liability spread compression.

  Excluding Consumer Finance in the US, which is now substantially in run-off, Personal Financial Services was resilient in the face of revenue pressure from deposit margin compression and rising loan impairment charges.

  Quarterly results for Q1 2009 included significant gains on our own debt measured at fair value. Excluding these gains, which will reverse over time, pre-tax profit declined compared with Q1 2008 as revenue growth was more than offset by higher loan impairment charges and other credit risk provisions.

  HSBC's tier 1 and core equity tier 1 capital ratios strengthened to 9.9 per cent and 8.6 per cent, respectively, on a pro forma basis at 31 March 2009 after adjusting for the Rights Issue proceeds received in early April.

Summary financial metrics were as follows (commentary is on an underlying basis):

·     Net interest income in Q1 2009 rose due to asset re-pricing and successful Balance Sheet Management activities. This benefit was partly offset by significant deposit spread compression in the current low interest rate environment which particularly affected our deposit-rich businesses.

·    Net fee income in Q1 2009 fell compared with Q1 2008, largely in our Personal Financial Services business, following policy decisions to reduce charges in the US credit card business and declines in wealth management and retail brokerage trading activities. Private Banking also experienced lower fee levels as the value of funds under management declined and client appetite for trading and structured products diminished.

·    Costs in Q1 2009 were broadly in line with Q1 2008. Reductions from scaling down in the US, despite restructuring charges, largely offset increases elsewhere.

·    Loan impairment charges and other credit risk provisions rose in Q1 2009 in all customer groups and regions. Just over half of the increase was in Personal Financial Services, largely driven by the continuing weakness in the US. Deterioration elsewhere reflected the weaker economic environment.

·    Total assets declined from 31 December 2008, with the reduction principally in derivative positions. In addition, the ratio of customer advances to customer deposits improved modestly, reflecting the reduction in the lending book driven by the run-off of the HSBC Finance exit portfolio.

·    Reported risk-weighted assets declined from Q4 2008 with over half the reduction attributable to foreign exchange translation effects.

Further progress on our emerging markets led strategy

In Asia, HSBC continued to pursue organic growth while working closely with local strategic partners. The Hongkong and Shanghai Banking Corporation expects to complete its acquisition of a controlling 88.89 per cent stake in Bank Ekonomi of Indonesia in Q2 2009.

In Vietnam, HSBC became the first foreign bank to incorporate locally and begin operations. In mainland China, we opened five new outlets in Q1 2009, and aim to have 100 by the end of 2009. We strengthened our presence in western and rural mainland China, consolidating HSBC's position as the largest international bank in the country. We are committed to mainland China, both through our own presence and through long-term strategic relationships within China.

Personal Financial Services remained profitable outside the US

Our Personal Financial Services businesses outside the US consumer finance business focused on growing market share in target segments and improving customer satisfaction. However, as a result of lower deposit spreads, reduced fee income from wealth management and rising loan impairment charges, they generated lower pre-tax profits.

In Hong Kong we continued to strengthen our retail franchise, increasing our market share in deposits and residential mortgage lending. Hong Kong continued to record low levels of loan impairment charges in respect of personal credit while, in the UK, loan impairment charges rose from a low base. In both Hong Kong and the UK, mortgage lending continued to be well secured with low expectation of significant impairment charges.

Notwithstanding continued weakness in the US economy, the HSBC Finance Card and Retail Services business broke even, despite significantly higher loan impairment charges.

Increases in loan impairment charges were most notable in the relatively smaller portfolios in Latin America, the Middle East and India.

The HSBC Finance exit portfolio was managed down to US$96 billion (from US$100 billion in Q4 2008). The business generated US$1.0 billion of revenue from its exit portfolio, benefiting from lower funding costs in the low interest rate environment. This revenue exceeded costs of US$0.6 billion, thereby contributing a margin to absorb some of the loan impairment charges on the exit portfolio of US$2.4 billion which were US$0.3 billion higher than in Q1 2008 but US$0.6 billion lower than those experienced in Q4 2008.

Commercial Banking performed strongly

Commercial Banking performed strongly, although pre-tax profit was lower than in Q1 2008 due to lower deposit spreads and higher loan impairment charges. Asset spreads widened as facilities were renewed or renegotiated.

Record profits in Global Banking and Markets

Our Global Banking and Markets business delivered record quarterly results with very strong performances in foreign exchange and interest rate trading, due to higher margins and increases in market share in a range of businesses. This strong performance continued during April 2009. In Q1 2009 client revenues grew strongly and remain a key contributor to overall revenues. Balance Sheet Management also produced a very strong performance as a result of positioning for lower interest rates. Global Transaction Banking, while profitable, was constrained by reduced asset values and levels of activity in Securities Services and a lower value of funds in payments and cash management as a result of low interest rates.

Credit trading revenues rose substantially, as write-downs on legacy credit trading positions in Q1 2009 of US$0.4 billion declined significantly from Q1 2008 and Q4 2008. In addition to the available-for-sale impairment charge noted below, loan impairment charges rose, reflecting deterioration in a small number of exposures; in Q1 2008 the loan impairment charge was very small.

Deficit on asset-backed securities available-for-sale reserve reduced in Global Banking and Markets

The deficit on the asset-backed securities available-for-sale reserve balance reduced by US$0.7 billion to US$18.0 billion in Global Banking and Markets. The carrying value of the portfolio of available-for-sale asset-backed debt securities declined by US$4.6 billion in the quarter to US$51.6 billion at 31 March 2009. The movement largely reflected the sale of US government agency-backed debt and the amortisation and maturing of bonds held within Structured Investment Conduits and other asset-backed securities held within the available-for-sale portfolio. During the quarter, US$1.6 billion of securities were repaid at par.

In Q1 2009, expected cash flow impairment of US$93 million was recognised on securities with a nominal value of US$1.0 billion, largely reflecting the downgrade of two investment grade monoline insurers. This led to the transfer of a deficit from reserves to the income statement of the related cumulative fair value deficit of US$521 million, reported as 'other credit risk provisions'. The circumstances and amount of this impairment were included within stress tests highlighted with the 2008 full year results.

The following individually significant items should also be taken into account:-

Credit spreads widened significantly in Q1 2009, contributing to gains on HSBC's own debt recorded at fair value of US$6.6 billion compared with US$2.5 billion in Q1 2008. In April 2009, credit spreads narrowed, leading to a significant proportion of these gains reversing. These gains are reflected in the 'Other' segment, are not allocated to customer groups and are not included in regulatory capital calculations. They will fully reverse over the life of the debt and do not form part of managed performance.

HSBC disposed of further holdings in Visa Inc. shares in Q1 2009, resulting in one-off gains of US$225 million. In Q1 2008, HSBC redeemed Visa Inc. shares for a gain of US$332 million.

First interim dividend declared

HSBC declared a first interim dividend on 5 May of US$0.08 per ordinary share. The dividend is payable in cash, with a scrip dividend alternative, on 8 July 2009 to shareholders on the Register at the close of business on 22 May 2009. In respect of the fourth interim dividend for 2008 of US$0.10 per ordinary share, shareholders elected to take the scrip alternative on some 51.5 per cent of the shares entitled to the dividend, thereby contributing US$624 million to capital.

Group Chairman Stephen Green said:

"The co-ordinated policy measures taken by governments in the closing months of 2008 have achieved some success in reducing the extreme levels of stress witnessed in financial and credit markets. Nevertheless, the dislocation experienced by the financial system spread within the wider economy in the early part of 2009, resulting in a sharp contraction in demand and a major contraction in world trade.

"The future macro-economic environment remains highly uncertain and signals from the broader economy are very mixed. Economic activity remains unusually depressed in spite of interest rates at historically low levels globally. However, US consumer spending has held up well and business sentiment has improved in recent months. Asia has proven resilient, with China and India continuing to grow robustly, particularly China where stimulus initiatives have clearly had a direct domestic impact. There are also signs that financial markets may be regaining some of their appetite for risk.

"Looking beyond the short-term, we can be certain that the banking industry is entering a period of profound change. There is a widespread consensus among regulators that supervision and regulation will need to be enhanced to protect against a repetition of the current crisis.

"We remain confident that HSBC is well positioned for this environment. Our financial strength and global capabilities are further enhancing our competitiveness when other institutions are increasingly focused domestically. We will continue to seek opportunities to extend this competitive advantage during this period of readjustment in the shape of our industry."

Notes

1.   Accounting impact of HSBC's Rights Issue

On 2 March 2009, HSBC announced a 5 for 12 Rights Issue of 5,060 million new ordinary shares at 254 pence per share, which was authorised by the shareholders in a general meeting on 19 March 2009. The offer period commenced on 20 March 2009, and closed for acceptance on 3 April 2009. Under IFRSs, the offer of rights is treated as a derivative because substantially all of the issue was denominated in currencies other than the Company's functional currency of US dollars, and accordingly HSBC was not able to demonstrate that it was issuing a fixed number of shares for a fixed amount of US dollars, which is the criterion under IFRSs for HSBC to account for the offer of rights in shareholders' equity. The derivative liability was measured at inception of the offer as the difference between the share price at that date and the rights price, with a corresponding debit to shareholders' equity. The revaluation of this derivative liability over the offer period, arising from an increase in the share price, has resulted in the recognition of a loss in the income statement of US$4.7 billion. The derivative liability expired on acceptance of the offer, and the closing balance was credited to shareholders' equity. Accordingly, there is no overall impact on the Group's shareholders' equity, capital position or distributable reserves.

2.   Slide presentation

Click on, or paste the following link into your web browser, to view the associated PDF document.

www.rns-pdf.londonstockexchange.com/rns/0040S_-2009-5-11.pdf

Conference call details

The conference call is being hosted by Michael Geoghegan, Group Chief Executive, and Douglas Flint, Group Finance Director, and will be accessible by dialling the following local telephone numbers:

UK:                                             +44 (0)20 7138 0815

UK toll free:                                 0800 559 3272

USA:                                           +1 718 354 1359

USA toll free:                               1 866 239 0753

Hong Kong:                                 +852 3002 1615

Hong Kong toll free:                     800 933 519

Restrictions may exist when accessing freephone/toll free numbers using a mobile telephone.

Passcode:            HSBC

A recording of the conference call will be available from the close of business 11 May 2009 until close of business on 12 June 2009.

Local replay access telephone numbers are:

UK (local):                                 +44 (0)20 7806 1970

UK toll free:                               0800 559 3271

USA (local):                               +1 718 354 1112

USA toll free:                             1 866 239 0765

Hong Kong (local):                     +852 3002 1607

Replay access passcode:             8184750#

On 11 May 2009, the replay will also be accessible on HSBC's website by following this link: http://www.hsbc.com/hsbc/investor_centre

Note to editors:

HSBC Holdings plc

HSBC Holdings plc serves over 100 million customers worldwide through around 10,000 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                           Date:  11 May 2009